

## Alex Dixon · 2nd

Co-Founder at Bluelight

San Francisco, California, United States · 500+ connections ·

**Contact info**

 **Bluelight**

**Y** **Y Combinator**

## Experience



**Co-Founder**
Bluelight · Full-time
Nov 2020 – Present · 6 mos
San Francisco, California, United States

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**Tempus, Inc.**
3 yrs

   **Senior Data Engineer**
Mar 2019 – Oct 2020 · 1 yr 8 mos
Greater Chicago Area

Data platform architecture & adoption engineer.

   **Data Engineer**
Nov 2017 – Mar 2019 · 1 yr 5 mos
Chicago, IL

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   **Senior Software Engineer**



Evolent Health
Jan 2016 – Nov 2017 · 1 yr 11 mos
Chicago, IL

Development and maintenance of healthcare data pipelines using C#, .NET, SQL Server



### Analytical Scientist
Gas Technology Institute
Mar 2014 – Dec 2015 · 1 yr 10 mos
Des Plaines, IL

Automation lab developer delivering R&D solutions for gas pipeline field work systems.



### R&D Chemist Intern
Star Thermoplastic Alloys & Rubbers, Inc.
May 2013 – Sep 2013 · 5 mos
Broadview, IL

Performed instrumental analysis and ISO/ANSI QC procedures for the R&D lab.

## Education



### Y Combinator
W21
2021 – 2021



### Illinois Institute of Technology
Analytical Chemistry
2014 – 2014

Technical Communication; Advanced Spectroscopic Methods.



### Loyola University of Chicago
Bachelor of Science (BS), Chemistry (Math Minor)
2010 – 2013
Activities and Societies: Sigma Alpha Epsilon National Fraternity, Loyola Chapter of American
Chemical Society, Intramural Basketball Champions 2013

Show 1 more education ⌄

## Licenses & certifications

### NVIDIA DLI Certificate – Fundamentals of Deep Learning

NVIDIA Deep Learning Institute
Issued Nov 2020 · No Expiration Date
Credential ID 6c217add8e4f42a2beaedddb3cb3e14c

**See credential**

## Volunteer experience

### Volunteer
Free Geek Chicago
Jan 2014 – May 2014 · 5 mos
Environment

Volunteer organization dedicated to computer knowledge and recycling.

### Cancer Research Fundraiser
St. Baldrick's Foundation
Mar 2011 – Mar 2013 · 2 yrs 1 mo
Children

Annual funds raised contribute to childhood cancer research and support of families with children suffering from cancer.

### Adult English Literacy Teacher
Centro Romero
Jul 2012 – Aug 2012 · 2 mos
Education

Met weekly with an ESL class to teach English communication skills



